Exhibit 99.1

NYSE-A: ROY	NR 09-10
TSX: IRC	May 14, 2009

CHRIS VERBISKI JOINS BOARD OF

INTERNATIONAL ROYALTY CORPORATION

DENVER, COLORADO – May 14, 2009 - International Royalty Corporation (NYSE-A: ROY, TSX: IRC) (the "Company" or “IRC”) announces that Christopher L. Verbiski was appointed and elected to its board of directors at IRC’s Annual General Meeting held May 13, 2009.

Mr. Verbiski is President and Chief Executive Officer of Coordinates Capital, a private natural resource investment firm.  He is best known for co-discovering the world-class Voisey’s Bay orebody, currently operated by Vale Inco.  IRC owns an effective 2.7% NSR royalty on the Voisey’s Bay project. With the addition of Mr. Verbiski to the board, the management and board of IRC now hold approximately 18% of the total shares outstanding of the Company.  Additionally, non-Company insiders hold approximately 6% of the Company’s shares.

Other directors re-elected to IRC’s board include:

Douglas B. Silver

Douglas J. Hurst

Robert W. Schafer

Gordon J. Fretwell

Rene G. Carrier

Christopher Daly

Gordon J. Bogden

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX: IRC) as well as the NYSE – Amex (NYSE-A: ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski: bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com